Exhibit 99.3

Aris Mining Corporation

Form of Proxy – Annual General Meeting to be held on May 7, 2026
Trader’s Bank Building 1100, 67 Yonge Street Toronto ON M5E 1J8

Appointment of Proxyholder

I/We being the undersigned holder(s) of Aris Mining Corporation hereby appoint Douglas Bowlby, President of the Company, or failing this person, Ashley Baker, Chief Legal Officer of the Company (the “Management Nominees”)

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Aris Mining Corporation to be held at 2900 - 550 Burrard St Vancouver, BC at 10:00 AM PST or at any adjournment thereof.

1. Election of Directors.	For	Withhold		For	Withhold		For	Withhold

a. Neil Woodyer	☐	☐	b. David Garofalo	☐	☐	c. Germán Arce Zapata	☐	☐

d. Daniela Cambone	☐	☐	e. Mónica de Greiff	☐	☐	f. Gonzalo Hernández Jiménez	☐	☐

g. Adriaan Roux	☐	☐	h. Brigitte Baptiste	☐	☐
2. Appointment of Auditors. To appoint KPMG LLP as the auditor of the Company for the 2026 fiscal year and to authorize the Board of Directors of the Company to set their remuneration.							For ☐	Withhold ☐

3.  RSU Plan Resolution.

To consider, and if deemed advisable, pass an ordinary resolution approving the Company’s amended and restated restricted share unit plan, the full text of which is attached to the accompanying Circular as Schedule “C”, and all unallocated share units, rights or other entitlements pursuant to such restricted share unit plan, as more particularly described in the Circular.

							For ☐	Against ☐

4.  PSU Plan Resolution.

To consider, and if deemed advisable, pass an ordinary resolution approving the Company’s amended and restated performance share unit plan, the full text of which is attached to the accompanying Circular as Schedule “D”, and all unallocated share units, rights or other entitlements pursuant to such performance share unit plan, as more particularly described in the Circular.

							For ☐	Against ☐

5.  Option Plan Resolution.

To consider, and if deemed advisable, to pass an ordinary resolution approving the Company’s amended and restated incentive stock option plan, the full text of which is attached to the accompanying Management Information Circular (the “Circular”) as Schedule “F” and all unallocated options, rights or other entitlements pursuant to such stock option plan, as more particularly described in the Circular.

							For ☐	Against ☐

6.  Say on Pay Advisory Resolution.

To consider, and if deemed advisable, pass a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the Circular.

							For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s):	Date
MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to recieve interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.	☐	Annual Financial Statements – Check the box to the right if you would like to RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.	☐

DN:

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR

PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 10:00 AM PST, on May 5, 2026.

Notes to Proxy

1.  Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.  If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.  This proxy should be signed in the exact manner as the name appears on the proxy.

4.  If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.  The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.  The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.  This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.  This proxy should be read in conjunction with the accompanying documentation provided by Management.

To Vote Your Proxy Online please visit:

https://vote.odysseytrust.com

You will require the CONTROL NUMBER printed with your address to the right.

If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.